WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

July 16, 2009

Via EDGAR
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Filed February 13, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated May 18, 2009 (the “May 18 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Amendment No. 2 to the Registration Statement on Form S-1filed May 4, 2009. Each response is keyed to the corresponding numbered paragraph in the May 18 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 3”).  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment No. 3 to facilitate your review.

Prospectus Cover

1.	Regarding your response to prior comment 1:

•	Your disclosure of the fixed offering price should be on your prospectus cover, not merely in the registration statement fee table.

The disclosure of an offering price, as required by Securities Act Schedule A paragraph 16 and Regulation S-K Item 501(b)(3), has been added to the prospectus cover.

•
Your disclosure of the fixed offering price on the prospectus cover must be the fixed price that the selling shareholders will sell the offered securities. Please revise your statement to the contrary in the fee table. As noted in our March 11, 2009 letter to you, we will not comment if you disclose on the prospectus cover (1) the price at which the selling stockholders will sell the offered securities until your common stock is quoted on the OTC Bulletin Board and (2) that, thereafter, the selling stockholders will sell at prevailing market prices or privately negotiated prices.

July 16, 2009

The disclosure of the fixed offering price has been updated to indicate the offering price is (i) $1.00 per share prior to listing of the security on the OTC Bulletin Board and (ii) thereafter, the selling stockholders will sell at prevailing market prices or privately negotiated prices.  The Company has received a letter from each selling stockholder containing an undertaking that any sales prior to listing the security will be at a price of $1.00 per share.

•
Your disclosure in response to Regulation S-K Item 505 should be included in your prospectus, not merely in the fee table of your registration statement. Include the date of the private transaction in which you sold the securities at the disclosed price and describe the nature of the transaction.  Please revise accordingly.

As the Company has updated its disclosure as provided in response to Comment 1 above, and received the undertaking from each selling stockholder as described in the response to Comment 1 above, the reference to the private transaction  as the sole basis for the disclosed price has been removed.

Dilution. page 6

2.	Please reconcile your response to prior comment 7 with the offering price of $1.00 per share that you have listed in the fee table.

The prospectus has been updated at page 6 to indicate the fixed offering price of $1.00 per share and a net tangible book value per share of $0.01, determined by dividing the net tangible book value (tangible assets minus liabilities) by the number of shares of common stock outstanding.

Results of Operations. page 7

3.
Regarding your response to prior comment 3, it is unclear whether Alternative Wind Resources has provided the purchase order for 1,000 units, which according to the terms of the agreement was to be given contemporaneously with the $50,000 deposit. If the purchase order has been provided, please file it as an exhibit. It is also unclear why your disclosure states that the agreement is for the order of "up to" 1,000 units when exhibit 10.8 states that Alternative Wind Resources "agrees to purchase 1,000 15KW units." Please advise.

Alternative Wind Resources has not yet provided the purchase order called for by the agreement. We have modified the disclosure in the prospectus under the risk factors “Our agreement with an early stage company for the order of our initial turbines contains uncertainty regarding the term and pricing and an exclusivity provision which could have an adverse effect on our growth and development” at page 4 and the description of the contract under the heading “Results of Operations” at page 8 to disclose this fact.  Additionally, in response to the Staff’s comment, we have modified the disclosure under the above referenced risk factor to remove the words “up to” with respect to the number of units.  The Company included the disclosure to provide cautionary language regarding the uncertainty in receiving any or all of the orders under the agreement.

July 16, 2009

Liquidity and Capital Resources. page 8

4.	Please note that we are not making any conclusions at this time regarding the accuracy of your analysis and conclusions in your response to prior comment 10.

We reserve comment at this time pending further comment or response from the Staff to our previous response to comment 10. However, the Company would like to inform the staff that the private placement at issue in our response to prior comment 10 has been completed.

Industry Overview, page 11

5.	Regarding your response to prior comment 14:

•
Please expand your response in the first paragraph to tell us how you have determined that the information accurately reflects the current condition of the industry given general economic trends since the dates of the reports that you cite. For example, we note the 14% to 25% annual growth mentioned on page 11.

In response to the Staff's comment, the publicly available historical data and industry statistics obtained from the U.S. government and the American Wind Energy Association, and used in the disclosure, are the most recent historical data which is currently available. We have updated the disclosure at pages 11 and 12 to reflect the current status of the wind industry as reported in the AWEA Small Wind Turbine Global Market Study, year ended December 2008, published in June 2009. The Company's efforts to confirm the data used in the disclosure is accurate include searching through publically available online sources to determine if any recent reports have been published. Management believes it has provided a reasonable estimate of the market conditions of the small wind energy industry based on current conditions and publically available information. It is reasonably possible that changes could occur in the near term which would adversely affect management's estimate of the market conditions. We further balanced our disclosure against this risk by adding an additional risk factor at page 4 entitled "Deteriorative changes in the currently reported condition of the small wind energy industry market would adversely affect our development."

•
The second paragraph of your response indicates that you have deleted information from your document. However, the information remains in your disclosure. Therefore, we reissue the second bullet point of the comment.

In response to the Staff's comment, we have amended the disclosure at page 12 to remove the Small Wind Turbine Industry data regarding the estimated geographic scope of available wind power in the United States.

Our Products and Technology, page 12

6.
We note your response to prior comments 12 and 15. Please expand your disclosure to explain which turbine models you have begun to manufacture and for what markets. Please also clarify the status of the prototype referenced in exhibit 10.8. See Regulation S-K Items 101(h)(4)(i) and (iii).

In response to the Staff’s comment, we have supplemented the disclosure at page 12 of the prospectus under the heading “Our Products and Technology” to explain which turbine models the Company has begun to manufacture and for what markets.  We have also discussed our planned markets for these models under the heading “Customers” at page 14.  We have also clarified the status of the 15kWh prototype referenced in Exhibit 10.8.

July 16, 2009

Government Support, page 14

7.
We note your response to prior comment 16; however, if wind farms would be "much less competitive" without the government support, please say so directly here and in your risk factor, and avoid vague disclosure like statements that there "could be" an adverse effect.

In response to the Staff’s comment, we have modified the disclosure under the risk factor “The expiration or cancellation of federal tax benefits and state regulatory benefits or renewable energy generation would adversely affect our development” at page 4, and the disclosure under “Government Support” at page 14, to clarify the Company’s belief as to the effect of government support on the development of our business.

Executive Officers and Directors, page 16

8.	We note your response to prior comment 18. Please disclose the composition of the classes proposed in your recent proxy statement.

In response to the Staff’s comment, we have supplemented the disclosure under the heading “Executive officers and directors” on page 16 and under the heading "Classified Board of Directors" on page 26 to disclose the composition and terms of the classes of directors, re-elected and initially classified at the annual meeting of shareholders held June 2, 2009, which directors were elected to the classes as nominated in the Company’s recent Proxy Statement.

Certain Relationships and Related Transactions, page 20

9.	We note your response to prior comment 20. Please reconcile your disclosure on page 20 regarding Amy Brock's compensation with the "Payroll" line item that appears on page F-4.

In response to the Staff's comment, the disclosure on page 20 regarding Amy Brock's compensation of $15,792 represents the income reported on her W-2 for income tax reporting purposes. The $16,624 listed as the "Payroll" line item on page F-4, represents the income reported on Amy Brock's W-2 in addition to the difference of $832 which was deducted from the Company's checking account on December 31, 2008 for accrual wages included in the Company's payroll register.

10.	We note your disclosure in response to prior comment 23. Please disclose the "term of the option" in this section.

In response to the Staff’s comment, we have supplemented the disclosure on page 20 with respect to the stock options granted to Charles LaLoggia to disclose the term of the options.

July 16, 2009

Selling Stockholders. page 20

11.	We will continue to evaluate your response to prior comments 24 and 25 after you address the following:

As a preliminary note, the Company would like to inform the Staff that the Company and the selling stockholders have agreed to reduce the number of shares offered pursuant to the Registration Statement on Form S-1 from 32,000,000 shares, or approximately 100% of the public float of the Company, to 9,500,000 shares, or less than 1/3 of the public float of the Company.  This decision was made to bring the total number of shares to be registered to less than 1/3 of the public float of the Company, in line with guidance from the Staff on the factors relevant to the determination that an offering is a valid secondary offering on behalf of selling stockholders.  The prospectus, including the Selling Stockholder table and other relevant sections, has been updated to reflect this decrease in registered shares.

Further, the selling stockholders have exercised the stock options with respect to the 9,500,000 shares now being registered, and therefore currently issued and outstanding shares, instead of shares underlying options, are being registered.

We provide the following responses to your follow-up questions relating to the determination that this offering is a valid secondary offering on behalf of the selling stockholders:

•
You state that each of the consultants, or their spouses, had previously purchased shares in a private placement and has exhibited their commitment to your long-term growth. Please reconcile this statement with your disclosure in the selling stockholders' table that Peter Kolokouris has transferred his options to others. Also, tell us when Peter Kolokouris acquired your shares in a private placement and whether he still holds those shares.

Mr. Kolokouris has informed the Company that he is committed to its long term growth and has continued to provide engineering consulting services and consultations through the date hereof.  He has informed us that he has assigned options to family members as part of his estate planning process and would like to see the value of the underlying shares increase, although he retains no beneficial ownership in those options or underlying shares.

On July 11, 2008, Mr. Kolokouris’s wife Ekterina Kolokouris acquired 1,680,000 shares of common stock at a price of $0.05 per share in the Company’s private placement.  According the Company’s stock records, she still holds those shares as of the date hereof. Mr. Kolokouris did not acquire shares of the Company’s common stock in a private placement.

•
Please tell us the nature of the business of each of the consultants to whom you initially issued the options that are related to the securities offered in this registration statement. Include information regarding their experience in your industry. Also include specific information regarding the names of other companies for which they were granted securities that were registered for resale during the past three years and the nature of the consideration that they provided for those securities.

Peter Kolokouris is a real estate developer whose current project includes the development of more than eighty (80) Energy Star certified homes in western New York.  He has no previous wind energy industry experience, Mr. Kolokouris has not been granted any securities from any companies that were registered for resale during the past three (3) years other than those to be registered under the Registration Statement.

July 16, 2009

Michael Hughes is an attorney and co-owner of several restaurant franchises in Northern Pennsylvania.  Previously, he was general counsel to Document Security Systems, Inc.  He has no previous wind energy industry experience.  Mr. Hughes has not been granted any securities from any companies that were registered for resale during the past three (3) years other than those to be registered under the Registration Statement.

Charles LaLoggia is president and owner of LaLoggia Stables, Inc., a thoroughbred horse racing and breeding company.  He has no previous wind energy industry experience.  Mr. LaLoggia has not been granted any securities from any companies that were registered for resale during the past three (3) years other than those to be registered under the Registration Statement.

•
Please revise footnotes 3, 9 and 13 to provide more specific information regarding what the consultant did to "locate financial market professionals" and develop a "publicity strategy." From your revised disclosure, it should be clear why you hired multiple consultants to perform identical tasks at the same time.

In response to the Staff’s comment we have supplemented footnotes 3, 9, and 13 to the selling stockholders table to provide more specific information regarding what the consulting services rendered, including the consultant did to locate a financial market professional and develop a publicity strategy for the Company.

•
Refer to the amendment and restatement mentioned in paragraph C on page 1 of the July 2008 option agreement. Please tell us when the original agreement was issued, the terms of that original agreement, why you amended the original agreement, and where you have filed and disclosed the original agreement.

The original option agreement was dated July 10, 2008.  The material terms of the original option agreement were (i) the Company granted an option to purchase 500,000 shares of its common stock at the cost of $1.00 per share (on a pre-split basis, prior to the November 25, 2008, 20-for-1 stock split), (ii) the option vested and became exercisable upon the common stock of the Company being traded or listed on an exchange or a stock market, and (iii) the term of the option was eight months.  Company’s founder, without advice of counsel and contrary to the opinion of the consultants, initially viewed the trading or listing of the Company’s common stock as an appropriate measure of success for the Company, and therefore he based the vesting of the options on such trading or listing in order to induce the consultant’s to provide future services to increase the value of the Company and in turn, enable the Company to begin such trading or listing.  Upon retention of counsel the Company was advised that this vesting benchmark was not appropriate because the consultants were to perform only services relating to the product development, management and marketing strategy of the Company – and not any services related to capital raising transactions or the trading or listing of its securities.

The original option agreement was amended and restated because it was a one-page, hand-written agreement entered into by the Company and the three consultants without the advice of counsel.  Upon retention of counsel, the Company was advised that the original option agreement lacked many customary and advisable terms.  Counsel also recommended that the original option agreement be amended and restated to clarify that the consultants were to perform only services relating to the product development, management and marketing strategy of the Company – and not any services related to capital raising transactions or the trading or listing of its securities.  Based on advice of counsel, Company and the parties agreed to amend and restate the original option agreement in the form previously filed as Exhibit 10.1.  The original option agreement is being filed as a Exhibit 10.21 to the S-1 Amendment No. 3.

July 16, 2009

12.
Section 5 of the Securities Act generally requires that a private placement of securities be complete before filing a resale registration statement related to those securities. From your disclosure regarding related-party transactions on page 20, the footnotes to your selling stockholders table, and your responses to prior comments 23 and 28, it appears that the consultants have not yet provided all services that you will receive as consideration for the options. Please provide us your analysis of how you have concluded your sale of the options is complete despite not having received all consideration. Cite with specificity all authority on which you rely.

As indicated above, the selling stockholders have exercised the stock options with respect to the 9,500,000 shares now being registered.  As such, with respect to these 9,500,000 shares being registered for resale, the private placement of these shares is completed and the requirements of Section 5 have been met.

13.
We note your response to prior comment 26; however, that comment was not intended to address whether this registration statement constitutes a general solicitation for purposes of your offering of the securities underlying the options. Rather, the comment sought your analysis of how you are eligible to conduct an unregistered offering of the securities underlying the options to the current holders of the options — regardless of the pending registration statement. It is unclear why you believe the status of the initial recipient of the option is relevant to the analysis of your current ongoing offering of the securities underlying the options to the current option holders. Also it is unclear why you believe representations that you will require of the option holders at the time of exercise is relevant to the issue of whether your current ongoing offering of the securities underlying the options is exempt from registration under the Securities Act. Therefore, we reissue the comment.

The ongoing offer of securities to the current holders of the stock options is exempt under Section 4(6) of the Securities Act.  Section 4(6) provides that, “[t]he provisions of section 5 shall not apply to —transactions involving offers or sales by an issuer solely to one or more accredited investors, if the aggregate offering price of an issue of securities offered in reliance on this paragraph does not exceed the amount allowed under section 3(b), if there is no advertising or public solicitation in connection with the transaction by the issuer or anyone acting on the issuer's behalf, and if the issuer files such notice with the Commission as the Commission shall prescribe.”

Each of the selling stockholders has been an accredited investor at all times that such selling stockholder has held the options. The amount allowable under section 3(b) is $5,000,000.  The aggregate offering price for the ongoing offer under the stock options is $1,600,000, or 32,000,000 option shares with a $0.05 per share exercise price.  There has been and currently is no advertising or public solicitation in connection with the ongoing offer under the stock option by the Company or anyone acting on the Company’s behalf.  The options were originally issued to consultants of the Company, and then subsequently assigned by these consultants to the current option holders in private transactions.  With respect to the required notice filing, pursuant to the Staff’s telephone interpretations on Regulation D and Rule 701, interpretation No. 30 relating to Rule 503(a)(1), “[w]hen Regulation D is used in connection with a stock option plan, the Form D should be filed not later than 15 days after the first option exercise.”  The first exercise of the stock options was on July 15, 2009, and the Company intends to file a Form D with respect to the ongoing offer under the stock options prior to or within 15 days of July 15, 2009.  Therefore, the ongoing offer under the stock options meets the requirement of Section 4(6) and is exempt from the registration requirements of Section 5.

July 16, 2009

In addition, the Company does not believe it is appropriate to integrate the ongoing offer under the stock options with any other of the Company, which could cause the ongoing offer under the stock options to fail to meet the Section 4(6) criteria.  Here, the options were issued on July 10, 2008 and November 19, 2008.  The Company has made only two other offering that could potentially be integrated with the ongoing offer under the stock option.

Prior Rule 504 Offering

From December 2007 through July 2008, the Company conducted a private placement pursuant to Rule 504 of Regulation D of 19,540,000 shares of our common stock to approximately 90 investors at a price of $0.05 per share for a total consideration of $977,000.  Rule 502(a) provides guidance on the factors to be considered when determining if two offerings ought to be integrated.  Although this Rule 504 private placement was within 6 months prior to the issuance of the stock options, and therefore not offerings that the initial paragraph of Rule 502(a) would imply should not be integrated, an analysis under the remainder of Rule 502(a) clearly shows that the two offerings should not be integrated.  Rule 502(a) and subsequent guidance from the Staff indicate 5 factors to be considered in determining whether offers and sales should be integrated:

a.           Whether the sales are part of a single plan of financing.  In this case, the Rule 504 private placement was used as a means to raise initial capital by the Company in order to finance operating expenses, including costs associated with finance, accounting, administrative, legal, professional fees, marketing expenses and other administrative costs.  The stock options were granted as incentive for the recipient consultants, with whom the Company did not even have a substantial relationship during the 504 private placement, to provide future services to the Company.  The grant of the stock options was clearly not part of the same plan of financing as the 504 private placement.

b.           Whether the sales involve issuance of the same class of securities.  The 504 private placement was a sale of common stock, while the grants were options to purchase the common stock of the Company.

c.           Whether the sales have been made at or about the same time.  The 504 private placement was made during the period of December 2007 through July 2008.  The stock options were granted on July 10, 2008.  Although there was a minimal overlap in the time periods, by July 10, 2008, $618,000 of the total $917,000 raised in the 504 private placement had been received.

d.           Whether the same type of consideration is being received.  In the 504 private placement, the Company raised cash for its operating expenses.  In the ongoing offer under the stock options, the Company receives services from the three recipient consultants.  The consideration was clearly different.

July 16, 2009

e.           Whether the sales are made for the same general purpose.  As indicated in (a) above, the Rule 504 private placement was used as a means to raise initial capital by the Company in order to finance operating expenses, including costs associated with finance, accounting, administrative, legal, professional fees, marketing expenses and other administrative costs.  The stock options were granted as incentive for the recipient consultants to provide future services to the Company.  The sales were clearly not made for the same general purpose.

Because the Rule 504 private placement and the ongoing offer under the stock options were clearly different plans of financing selling different securities, from which the Company received different forms of consideration, and which were clearly made for substantially different purposes, the two offerings should not be integrated.

Rule 505 Offering

The Company is currently engaged in an offering of its common stock pursuant to Rule 505 of Regulation D which began on January 23, 2009 and ended on July 14, 2009.  Although not strictly applicable, the initial paragraph of Rule 502(a) would provide evidence that since the stock options were issued more than 6 months prior to the commencement of the 505 private placement, the two offerings should not be integrated.  Further, an analysis of the same 5 factors for integration discussed above also show that integration is not appropriate:

a.           Whether the sales are part of a single plan of financing.  In this case, the Rule 505 private placement was again a means to raise operating capital by the Company in order to finance operating expenses, including costs associated with finance, accounting, administrative, legal, professional fees, marketing expenses and other administrative costs.  The stock options were granted as incentive for the recipient consultants, with whom the Company did not even have a substantial relationship during the 504 private placement, to provide future services to the Company.  The grant of the stock options was clearly not part of the same plan of financing as the 505 private placement.

b.           Whether the sales involve issuance of the same class of securities.  The 505 private placement was a sale of common stock, while the grants were options to purchase the common stock of the Company.

c.           Whether the sales have been made at or about the same time.  The 505 private placement began on January 23, 2009.  The stock options were granted on July 10, 2008.  As indicated above, this period of time is strong evidence against integration.

d.           Whether the same type of consideration is being received.  In the 505 private placement, the Company was raising cash for its operating expenses.  In the ongoing offer under the stock options, the Company receives services from the three recipient consultants.  The consideration is clearly different.

e.           Whether the sales are made for the same general purpose.  As indicated in (a) above, the Rule 505 private placement was a means to raise operating capital by the Company in order to finance operating expenses, including costs associated with finance, accounting, administrative, legal, professional fees, marketing expenses and other administrative costs.  The stock options were granted as incentive for the recipient consultants to provide future services to the Company.  The sales were clearly not made for the same general purpose.

July 16, 2009

Because the Rule 505 private placement and the ongoing offer under the stock options are clearly different plans of financing selling different securities, from which the Company received different forms of consideration, and which were clearly made for substantially different purposes, the two offerings should not be integrated.

Because none of the Company’s other private placements should be integrated with the ongoing offer under the stock options, as indicated above the ongoing offer under the stock options qualifies under Section 4(6) as exempt from the requirements of Section 5.

14.
We note from your response to prior comment 27 that one of the selling shareholders, April Wayenberg, appears to be a "long-time personal friend" of Charles LaLoggia, who assigned the options to Ms. Wayenberg in November 2008. Please tell us how the assignment to Ms. Wayenberg complies with subparagraph 5(b) of Exhibits 10.1 and 10.6.

In connection with the stock option from Charles LaLoggia to April Wayenberg, the Company waived the requirement that the assignment be to a family member.

Index to Financial Statements. page F-1 General

15.	Please update the financial statements, as applicable, as required by Rule 8-08 of Regulation S-X.

The Company has updated the financial statements at pages F-14 to F-21, through the three months ended March 31, 2009.  The Company plans to update the financial statements, as applicable, as required by Rule 8-08 of Regulation S-X, prior to the Registration Statement being declared effective.

Recent Sales of Unregistered Securities During the Past 3 Years, page II-1

16.
We are unable to agree with your analysis in response to prior comment 36 that options issued under these circumstances may be omitted from this section. Please provide the disclosure required by Regulation S-K Item 701 regarding the option grants, and update your response 75 in your March 30, 2009 letter to us.

The section entitled “Recent Sales of Unregistered Securities During the Past 3 Years” starting on page II-1 has been updated to include the following disclosure: “In July 2008 and November 2008, we granted options to purchase a total of 32,000,000 shares of our common stock at $.05 per share to three consultants, Michael Hughes, Peter Kolokouris and Charles LaLoggia.  To the extent these option grants constituted a sale of securities, the transactions were exempt from registration under Sections 4(2) and 4(6) of the Securities Act.  The options were granted in transactions not involving a public offering and only to accredited investors.  These consultants are accredited investors under the Securities Act, were knowledgeable about the Company’s operations and financial condition and had access to such information. The transactions did not involve any form of general solicitation. The options are restricted from resale and were acquired for investment purposes only.  The options were granted as incentive for the consultants to continue to provide services to the Company in the future, although they have no obligation to do so.”

July 16, 2009

With regard to our response to 75 to our March 30, 2009 letter, please refer to our response to comment #13 above.

Item 16. Exhibits and Financial Statements, page II-2

17.	Please ensure that the exhibits that you file are legible. For example, some of exhibit 10.10 and much of exhibit 10.11 is unclear.

In response to the Staff's comment, we have filed legible versions of exhibit 10.10 and 10.11.

18.	Please file as exhibits the consultancy agreements with Messrs. Reding and Caruana.

There are no written consulting agreements for Messrs. Reding and Caruana. We have filed a form of the stock option award agreements between the Company and these individuals issued pursuant to the Company’s 2008 Equity Incentive Plan, in the form filed as Exhibit 10.15 to Form S-1 Amendment No. 3.

* * *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer